

May 19, 2011

David A. Dedman
Vice President and Associate General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> Re: **Lockheed Martin Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 28, 2011**
> **File No. 333-172431**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 001-11437**

Dear Mr. Dedman:

We have reviewed your responses to the comments in our letter dated April 20, 2011 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 23

Results of operations, page 27

1. We note your responses to our prior comments two and three and your revised disclosure of cost of product sales and cost of services sales on page 24 of your Form 10-Q for the quarter ended March 27, 2011. Your revised disclosure explaining the change in cost of sales is limited to a single, brief paragraph at the consolidated level (with no direct disclosure provided at the segment level). For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. Therefore, please revise to expand and enhance your direct discussion of cost of product and services sales. Please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard, we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and

not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

2. With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear:

   - use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
   - refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

3. We note your responses to our prior comments five and six related to quantifying the impacts of performance adjustments on your results and explaining why the performance adjustments occurred. Your revised disclosure states that performance adjustments in the quarter ended March 27, 2011 were comparable to those for the first quarter of 2010, but does not quantify the impact of performance adjustments or explain the underlying reasons for the adjustments. Therefore, please revise your consolidated disclosure to quantify the impacts of performance adjustments (changes in estimates) on your results and to provide an analysis of the underlying reasons for the adjustments. With regard to segment level disclosure, you should revise to provide this disclosure when performance adjustments materially impact a segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

Environmental Matters, page 79

4. We note your response to our prior comment seven in regard to how you concluded that environmental receivables totaling $810 million at December 31, 2010 were probable of recovery. During a follow up telephone conversation, you indicated your belief that a significant portion (approximately 40 percent) of these receivables would be recoverable through future fixed price contracts, that such environmental costs would be incorporated in contract pricing during negotiations, and that the forward pricing mechanism for fixed price contracts include environmental cost estimates. Please specifically confirm whether the above is correct and whether the environmental cost estimates included in the forward pricing mechanism for fixed price contracts are for past costs (those already recognized, whether or not yet paid) or estimates of future costs (costs not yet recognized).

5. Refer to prior comment seven. Please disclose your policy for evaluating the recoverability of the asset recorded for environmental costs expected to be recovered through the pricing of future products and services, as well as any other material costs that have been deferred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 55-3601 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Lauren Nguyen
                                        Attorney-Advisor

cc (via fax):   Glenn C. Campbell, Esq.
                 (410) 659-2701

                 David A. Dedman, Esq.
                 (301) 897-6587

                 Christopher J. Gregoire
                 (301) 897-6813